Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
July 25, 2018	NYSE: WPM

Wheaton Precious Metals Announces Closing of the Gold and Palladium Streaming Agreement on Stillwater

TSX: WPM
NYSE: WPM

VANCOUVER, July 25, 2018 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that the Company, through its wholly-owned subsidiary Wheaton Precious Metals International Ltd. ("Wheaton International") confirms that all outstanding conditions required to complete the gold and palladium stream agreement with Sibanye-Stillwater ("Sibanye-Stillwater") (JSE: SGL; NYSE:SBGL) (the "Precious Metals Stream") have been fulfilled. Under the Precious Metals Stream, Wheaton International has paid a total upfront cash payment of US$500 million to Sibanye-Stillwater in exchange for an amount of gold equal to 100% of the gold production from the Stillwater assets over the operating life of the assets and an amount of palladium equal to: 4.5% of palladium production from the Stillwater assets until 375 thousand ounces ("Koz") are delivered to Wheaton International; thereafter, 2.25% of palladium production until 550 Koz are delivered; and subsequently 1% of palladium production for the life of the Stillwater assets. In addition, Wheaton International will make ongoing payments equal to a maximum of 18% of the spot gold price and spot palladium price until such time as the balance of the upfront cash payment is reduced to zero. Thereafter, ongoing payments will be 22% of the spot gold price and spot palladium prices. The Precious Metals Stream is effective July 1, 2018.

Full details of the transaction can be found in Wheaton's news release dated July 16, 2018.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  the timing of delivery of gold and palladium by Sibanye-Stillwater under the Precious Metals Stream;
  the receipt of Wheaton of gold and palladium production in respect of Stillwater;
  the demand, uses and supply of gold and palladium;
  the construction timeline, including completion, of the Blitz Project; and
  the commencement and timing of delivery of gold and palladium by Sibanye-Stilwater under the Precious Metals Stream.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  that each party does not satisfy its obligations in accordance with the terms of the Precious Metals Stream;
  Sibanye-Stillwater is unable to commence, or the timing of delivery of gold and palladium by Sibanye-Stillwater is delayed or deferred under the Precious Metals Stream or Wheaton International is unable to sell its gold or palladium production delivered under the Precious Metals Stream at acceptable prices or at all;
  the decrease in demand for palladium, the decrease in uses for palladium or the discovery of new supplies of palladium, any or all of which could result in a decrease to the price of palladium or a decrease in the ability to sell palladium; and
  Sibanye-Stillwater does not meet the construction timeline, including anticipated completion of the Blitz Project.

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

  Sibanye-Stillwater is able to commence and meet its timing for delivery of gold and palladium under the Precious Metals Stream and Wheaton International is able to sell palladium production delivered under the Precious Metals Stream at acceptable prices;
  the demand and uses for palladium will not significantly decrease and the supply of palladium will not significantly increase;
  Sibanye-Stillwater is able to meet the construction timeline, including anticipated completion, of the Blitz Project; and
  Sibanye-Stillwater is able to commence and meet its timing for delivery of gold and palladium under the Precious Metals Stream and Wheaton is able to sell gold and palladium production delivered under the Precious Metals Stream at acceptable prices.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-closing-of-the-gold-and-palladium-streaming-agreement-on-stillwater-300686550.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2018/25/c5834.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 13:37e 25-JUL-18